

August 1, 2012

<u>Via E-mail</u>
James A. Wilhelm
President and Chief Executive Officer
Standard Parking Corporation
900 N. Michigan Avenue
Suite 1600
Chicago, IL 60611-1542

> **Re:** **Standard Parking Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **And Documents Incorporated by Reference**
> **Filed April 27, 2012**
> **File No. 000-50796**

Dear Mr. Wilhelm:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Max A. Webb for

Justin Dobbie
Legal Branch Chief

cc: <u>Via E-mail</u>
       Mark D. Wood
       Katten Muchin Rosenman LLP